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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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The following press release was distributed on October 31, 2001.

For Immediate Release                           Contact: Maria Gemskie
                                                         312-341-3257
                                                         mgem46@cbot.com

CBOT Members Approve Postponement of Annual Election

Chicago, October 31, 2001 - The members of the Chicago Board of Trade (CBOT(R)) today voted overwhelmingly on two propositions, which comprise a single "package" vote, to allow the exchange's 2001 annual election to be postponed temporarily, to a date no later than March 31, 2002. The vote to amend the CBOT Charter was 407 in favor to 13 2/6 against. The vote to amend the CBOT Bylaws was 405 1/6 in favor to 13 1/6 against.

Today's action also allows for an annual election to establish a nine-person Board of Directors by no later than March 31, 2002, if the CBOT(R) membership has voted in a timely manner in favor of the CBOT restructuring proposal. It also allows for an annual election to fill the normal vacancies on an eighteen-person Board of Directors by no later than March 31, 2002 if the exchange membership has voted against the CBOT restructuring proposal, or if the membership vote on the restructuring proposal was not able to be taken in a timely manner.

CBOT Chairman Nickolas J. Neubauer said, "Today's favorable vote represents a critical step towards achieving our goal of creating a more competitive Chicago Board of Trade, and moves us further along in modernizing certain aspects of our governance structure."

For more information about the CBOT's products and markets, log onto the exchange web site at www.cbot.com


While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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